PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

RETURN OF PURCHASE PAYMENTS DEATH BENEFIT RIDER
ANNUITY NUMBER: [001-00001]    EFFECTIVE DATE: [Contract Issue Date]
This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider’s terms will revert to the provisions in the Annuity, except as may be provided below. This Rider will terminate upon assignment or a change in ownership of your Annuity unless the new assignee or Owner meets the qualifications specified in the Termination provision. This Rider may not be re-elected after it terminates. The benefit provided pursuant to the terms of this Rider is a “Return of Purchase Payments Death Benefit." This Rider should be read in conjunction with any other Rider or Endorsement made a part of your Annuity. The charge for this Rider, if any, can be found on the Annuity Schedule.

Definitions:

Purchase Payment(s): A cash consideration in the currency of the United States of America given to us in exchange for the rights, privileges and benefits outlined in this Annuity reduced for any applicable fees, charges or Tax Charges.

Withdrawals: Amounts of any type taken from the Account Value.

Death Benefit: If we receive Due Proof of Death, the Death Benefit of the Annuity equals the greater of (a) and (b), where:
(a)is the “Return of Purchase Payments Amount” described below; and

(b)is the Account Value as described in the “Death Benefit” section of the Annuity.

Return of Purchase Payments Amount: Initially, this is an amount equal to the initial Purchase Payment on the Effective Date of this Rider. Thereafter, on each Valuation Day, up to and including the date we receive Due Proof of Death, the Return of Purchase Payments Amount is increased by the amount of any additional Purchase Payments allocated to the Annuity on that day and reduced for any Withdrawal(s) by the ratio of the Withdrawal amount to the Account Value immediately prior to the Withdrawal.

Reports to You: The Reports to You section in your Annuity will also include the current death benefit amount.

Other Death Benefit Provisions: The provisions applicable to the Death Benefit described in your Annuity regarding eligibility, limits of applicability, methods of payment to Beneficiaries or any other provision regarding the Death Benefit, other than the method of calculation of the Death Benefit, continue to apply unless specifically indicated otherwise in this Rider.

Spousal Continuation: If the Annuity is eligible for Spousal Continuation and Spousal Continuation occurs, upon Spousal Continuation the Account Value is increased, if necessary, to equal the greater of the (1) Return of Purchase Payments Amount and (2) the Death Benefit as described in the “Death Benefit” section of the Annuity. Any increase to the Account Value resulting from such adjustment will be allocated to the Fixed Account. The spouse who continues the Annuity may transfer available Account Value to a new Index Strategy on the next Index Anniversary Date.

ICC25-RID-FG-ROP(11/25)

1

Following Spousal Continuation, any subsequent Death Benefit will be equal to the Account Value, including any increase described above.
Termination of this Rider and its Benefits: Benefits pursuant to this Rider will terminate upon the first to occur of the following events:

1)the date the Annuity’s Death Benefit is determined, unless the Annuity is eligible for Spousal Continuation and Spousal Continuation is elected;

2)we process a request to change the Owner(s) (or Annuitant if entity owned) more than 60 days after the Effective Date, resulting in a change in the person(s) upon whose death a Death Benefit is determined, other than when the Annuity is jointly owned and one of the Owners remains the Owner;

3)we process an assignment of the Annuity to which this Rider is made a part;

4)if there is then any Account Value on the Annuity Date, or if earlier, the date we transfer all Account Value in order to begin Annuity Payments;

5)the date we receive your request to Surrender;

6)if your Account Value reduces to zero;

PRUCO LIFE INSURANCE COMPANY

[    ]
Secretary

ICC25-RID-FG-ROP(11/25)

2